_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2004

Commission File Number 001-31303

BLACK HILLS CORPORATION
RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION
625 NINTH STREET
PO BOX 1400
RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

Black Hills Corporation Retirement Savings Plan

Financial Statements for the Years Ended
December 31, 2004 and 2003, Supplemental
Schedule as of December 31, 2004, and Report of
Independent Registered Public Accounting Firm

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-6
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004—
Schedule H, Line 4i—Schedule of Assets (Held At End of Year)	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Black Hills Corporation Retirement Savings Plan

Rapid City, South Dakota

We have audited the accompanying statements of net assets available for benefits of the Black Hills Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2004 basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota

June 15, 2005

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

CASH	$63,860	$409

PARTICIPANT-DIRECTED INVESTMENTS—At market value	43,451,093	37,000,373

CONTRIBUTIONS RECEIVABLE:
Employee	-	94,501
Employer	-	41,308

INVESTMENT TRANSACTIONS PENDING	18,186	1,452

SETTLEMENTS PAYABLE	-	(148,351)

NET ASSETS AVAILABLE FOR BENEFITS	$43,533,139	$36,989,692

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

NET ASSETS AVAILABLE FOR BENEFITS—
Beginning of year	$36,989,692	$28,838,806

INCREASES (DECREASES) DURING THE YEAR:
Participant contributions	3,628,243	3,615,855
Employer matching contributions	1,376,414	1,382,581
Investment interest and dividends	1,083,743	1,052,910
Net realized and unrealized gain in fair value of investments	2,516,545	4,714,352
Administrative expenses	(10,160)	(8,070)
Distributions to participants	(2,112,087)	(2,509,735)
Other	60,749	(97,007)

Net increase during the year	6,543,447	8,150,886

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$43,533,139	$36,989,692

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Black Hills Corporation Retirement Savings Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for more complete information.

General—The Plan is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies (the “Company”). The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the “Code”).

Merrill Lynch serves as the asset custodian and recordkeeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). The Committee is the trustee of the Plan.

Plan Expenses—Administrative fees of approximately $47,675 and $58,604 were paid by the Company in 2004 and 2003, respectively. Administrative expenses for loan fees are paid by the individual plan participants.

Eligibility and Vesting—Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions. Participants vest 20% per year in employer matching contributions until reaching five years of service. At that time, participants are 100% vested in employer matching contributions. Participants also become fully vested in employer matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company’s annual matching contributions. During 2004 and 2003, forfeitures of $99,551and $61,878, respectively, were used to reduce the Company’s annual matching contribution.

Contributions—The maximum percentage of compensation an employee may contribute to the Plan is 20%, with an annual maximum contribution of $13,000 for 2004, as provided by the Code. There is no limit to how often participants may change their contribution percentages. Amounts contributed are invested at the discretion of plan participants in any of the 21 investment options or individual investments as directed by the participant.

Effective January 1, 2000 (May 1, 2000, for employees covered by a collective bargaining agreement), the Plan was amended to include a dollar-for-dollar company matching contribution, up to a maximum of 3% of an individual participant’s compensation. Effective April 1, 2001, there is an automatic enrollment provision in which eligible employees who are employed on or after April 1, 2001, shall be deemed to have made an automatic election to participate in the Plan at a rate of 3%.

Rollover Contributions—The Plan received $142,824 and $238,563 in rollover transfers from other qualified plans in 2004 and 2003, respectively, which are included in participant contributions on the statements of changes in net assets available for benefits.

Participant Loans—The Plan contains a loan provision that allows participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years. During 2004 and 2003, interest rates on outstanding participant loans ranged from 5.0% to 10.5%. Loans are prohibited for terminated employees.

Distributions to Participants—Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments over a period of no more than 10 years.

Amendments and Termination—The Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, participants become 100% vested, and all assets will be distributed among the participants in accordance with plan provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition—Investments of the Plan are stated at market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value. Unrealized appreciation or depreciation of the investments represents changes in the market value of investments.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.	INVESTMENTS

The investment options of the Plan at December 31, 2004, include collective trusts of Merrill Lynch, mutual funds, common stock of the Company, and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2004	2003

Black Hills Corporation common stock	$8,541,399	$8,878,939
Merrill Lynch Retirement Preservation Trust	8,505,513	7,186,669
Merrill Lynch Equity Index Trust 1	6,300,542	3,652,670
Davis New York Venture Fund	3,735,918	2,198,338
PIMCO Total Return Fund	2,720,990	2,304,993
Templeton Foreign Fund	2,658,281	2,086,183

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Common stock	$244,596	$1,003,093
Mutual funds	1,665,801	2,845,722
Common collective trusts	606,148	865,537

	$2,516,545	$4,714,352

4.	TAX STATUS

The Plan obtained its latest determination letter on October 9, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, as a result, no provision for income tax is believed necessary.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Merrill Lynch funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

6.	RISKS AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * * *

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN
(Employer Identification Number: 46-0458824) (Plan Number: 003)

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2004
		Current
Description	Cost**	Value

Collective trusts:
Merrill Lynch Equity Index Trust 1*		$5,503,680
Merrill Lynch Equity Index Trust 1-GM*		796,862
Merrill Lynch Retirement Preservation Trust*		8,070,344
Merrill Lynch Retirement Preservation Trust-GM*		435,169

Total collective trusts		14,806,055

Mutual funds:
AIM Small Cap Growth Fund Class A		535,636
PIMCO Total Return Fund—Class A		1,671,442
PIMCO Total Return Fund—Class A-GM		1,049,548
PIMCO Mid-Cap Growth Fund—Class A		402,003
Munder Framlington Health Care Fund		695,914
Oppenheimer Gold & Special Minerals Fund		265,891
Seligman Communications Fund		1,595,618
Oppenheimer Global Fund		1,782,287
Templeton Foreign Fund		2,026,657
Oppenheimer US Government Fund		210,376
Templeton Foreign Fund-GM		631,624
Franklin Balance Sheet Fund		1,755,011
Massachusetts Investors Stock Fund—Class A-GM		404
Davis New York Venture Fund		3,041,486
Davis New York Venture Fund-GM		694,432
Van Kampen Real Estate Securities Fund		871,445
Merrill Lynch Capital Fund—Class D*		1,043,123

Total mutual funds		18,272,897

Common stock—
Black Hills Corporation*		8,541,399

Self-directed accounts		542,983
Pending Stlmt		18,186

Participant loans, with interest rates ranging from 5.0% to 10.5%—
Maturity dates extending through December 31, 2009*		1,287,759
		$43,469,279

*Denotes party-in-interest
**Cost is not required for participant-directed accounts

EXHIBIT INDEX

Exhibit Number       Description

23          Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation
Retirement Savings Plan

By /s/ Mark T. Thies
Mark T. Thies
Executive Vice President and Chief Financial Officer

Date: June 28, 2005

EXHIBIT INDEX

Exhibit Number         Description

23   Consent of Deloitte & Touche LLP